Rule 424(b)(3)
                                            Registration Statement No. 333-84859
                                            Cusip #12560MBY3

PRICING SUPPLEMENT NO. 10
Dated July 10, 2000 to
Prospectus, dated September 23, 1999 and
Prospectus Supplement, dated November 2, 1999.

                               THE CIT GROUP, INC.
                         MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

(X) Senior Note     ( ) Senior Subordinated Note

Principal Amount: U.S. $330,000,000.

Proceeds to Corporation: 99.94363% or $329,813,979.00

Underwriting Discount: 0.05637%.

Issue Price: Variable Price Reoffer.

Original Issue Date: July 12, 2000.

Maturity Date: July 12, 2002, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

Interest Rate Basis: LIBOR.

Index Maturity: Three months.

Spread: +18 basis points (0.18%).

Interest Rate Calculation: LIBOR determined on the Interest Determination Date plus the Spread.

Initial Interest Rate: LIBOR determined two London Business Days prior to the
      Original Issue Date plus the Spread.

Specified Currency: U.S. Dollars

The Notes are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about July 12, 2000.

SALOMON SMITH BARNEY                                  CREDIT SUISSE FIRST BOSTON

Form: Global Note.

Interest Reset Date: Quarterly on October 7, 2000, January 7, 2001, April 7,
      2001, July 7, 2001, October 7, 2001, January 7, 2002 and April 7, 2002,
      commencing October 7, 2000, provided that if any Interest Reset Date (other than the Maturity Date) would otherwise fall on a day that is not a Business Day (as defined below), then the Interest Reset Date will be the first following day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates: Quarterly on October 7, 2000, January 7, 2001, April 7,
      2001, July 7, 2001, October 7, 2001, January 7, 2002, April 7, 2002, and
      July 12, 2002, commencing October 7, 2000, provided that if any such day is not a Business Day, the Interest Payment Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

Accrual of Interest: Accrued interest will be computed by adding the Interest
      Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

      Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Interest Determination Date: Two London Business Days prior to each Interest
      Reset Date.

Calculation Date: The earlier of (i) the fifth Business Day after each Interest
      Determination Date, or (ii) the Business Day immediately preceding the applicable Interest Payment Date.

Maximum Interest Rate: Maximum rate permitted by New York law.

Minimum Interest Rate: 0.0%.

Other Provisions:

      "LIBOR" means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

      "Telerate Page 3750" means the display page designated as page 3750 on the Bridge Telerate, Inc. service (or such other page as may replace page 3750 on that service for the purpose of displaying London interbank offered rates).

      "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York.

      "London Business Day" means any day on which deposits in U.S. dollars are transacted in the London interbank market.

Trustee, Registrar, Authenticating and Paying Agent:
      Harris Trust & Savings Bank, under Indenture dated as of September 24, 1998 between the Trustee and the Corporation.

                                  UNDERWRITING

Salomon Smith Barney Inc. and Credit Suisse First Boston Corporation (the "Underwriters") are acting as principal in this transaction.

Subject to the terms and conditions set forth in a Term Sheet and Agreements dated as of July 10, 2000 (the "Terms Agreement"), between the Corporation and the Underwriters, incorporating the terms of a Selling Agency Agreement dated November 2, 1999, among the Corporation and Lehman Brothers Inc., Chase Securities Inc., Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., and UBS Warburg LLC (formerly known as Warburg Dillon Read LLC), the Corporation has agreed to sell to the Underwriters, and the Underwriters have each severally agreed to purchase the principal amount of the Notes set forth below opposite their names.

      Underwriter                                          Principal Amount
      Salomon Smith Barney Inc.                                $280,000,000
      Credit Suisse First Boston Corporation                   $ 50,000,000
      Total                                                    $330,000,000

Under the terms and conditions of the Terms Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

The Underwriters have advised the Corporation that they propose to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriters may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and/or the purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriters may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriters may also receive commissions from the purchasers of the Notes for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.